

12026492

NO ACT

DC
4-3-12

April 3, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alexander & Baldwin, Inc.
Incoming letter dated April 3, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and A&B Holdings will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Division will not object if A&B Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Stock-Based Benefit Plan Registration Statements, provided that A&B Holdings adopts the Stock-Based Benefit Plan Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- A&B Holdings may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether A&B Holdings "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Company's Exchange Act reporting history may be taken into account when determining A&B Holdings's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- The Division will not object if the Company and A&B Holdings omit the financial and other information required by Form S-4 from the Reorganization Proxy Statement/Prospectus to the same extent permitted by Instruction 4 to Item 14 of Schedule 14A. In reaching this position, we note your representation that, immediately after the effective time of the Reorganization, the consolidated assets, liabilities, business and operations of A&B Holdings and its subsidiaries will be the same as the consolidated assets, liabilities, business and operations of the Company and its subsidiaries immediately prior to such effective time and that all information necessary for evaluation of the Reorganization will be disclosed in the Reorganization Proxy Statement/Prospectus.

- A&B Holdings may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel


DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

April 3, 2012

Mail Stop 4561

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

Re: Alexander & Baldwin, Inc.


Dear Mr. Gerber:

In regard to your letter of April 3, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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Securities Exchange Act of 1934—Rules 12g-3(a) and 12b-2
Securities Act of 1933—Rule 414
Securities Act of 1933—Forms S-3, S-4 and S-8
Securities Act of 1933—Rule 144
Securities Exchange Act of 1934—Schedule 14A
Securities Act of 1933—Section 4(3) and Rule 174

April 3, 2012

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Proposed Reorganization of Alexander & Baldwin, Inc.

Ladies and Gentlemen:

Alexander & Baldwin, Inc., a Hawaii corporation (the "Company"), is considering undertaking a reorganization (the "Reorganization") in which (i) the Company forms a new wholly-owned Hawaii corporate subsidiary named Alexander & Baldwin Holdings, Inc. ("A&B Holdings"), (ii) A&B Holdings forms a new

wholly-owned Hawaii corporate subsidiary named A&B Merger Corporation ("MergerCo"), and (iii) MergerCo would merge with and into the Company (the "Merger"), with the Company as the surviving company (the "Surviving Company"). As a result of the Reorganization, each holder of shares of the common stock of the Company, without par value ("Company Common Stock"), would become a holder of an identical number of shares of common stock of A&B Holdings, without par value ("A&B Holdings Common Stock").

At the effective time of the Reorganization, A&B Holdings will, in effect, replace the Company as the publicly held corporation. A&B Holdings and its subsidiaries would conduct all of the operations currently conducted by the Company and its subsidiaries and the consolidated assets, liabilities, operations and financial condition of A&B Holdings immediately after the Reorganization would be the same as those of the Company immediately prior to the Reorganization. A&B Holdings will not be an operating company, but rather will hold the stock of all of the operating companies.

The Company is a multi-industry corporation with its primary operations centered in Hawaii. Ocean transportation operations, related shoreside operations in Hawaii, and intermodal, truck brokerage and logistics services are conducted by a wholly-owned subsidiary, Matson Navigation Company, Inc. ("Matson"), and Matson's subsidiaries. Property development and leasing and agribusiness operations are conducted by the Company and certain other subsidiaries of the Company. The purposes of the Reorganization are to create a new holding company structure that will (i) help facilitate the Separation (as defined below) as more fully described in Part II, H and (ii) help preserve the Company's status as a U.S. Citizen within the meaning of certain U.S. maritime and vessel documentation laws, popularly referred to as the Jones Act (the "Jones Act"), to which the Company is subject, as more fully described in Part II, I.

The Reorganization would be submitted to a vote of the shareholders of the Company at the Company's 2012 annual meeting and it is currently contemplated that, if approved, the Reorganization would become effective in early June, 2012. As a result of the Reorganization, the current shareholders of the Company will become shareholders of A&B Holdings, owning the same number of shares of A&B Holdings stock as they had owned of the Company's stock. A&B Holdings would have the same board of directors and executive officers as the Company. A&B Holdings would assume all of the Company's obligations under its existing equity plans.

On February 15, 2012, A&B Holdings filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-4 covering the

shares of A&B Holdings Common Stock to be issued in the Reorganization (as amended by Amendment No. 1, filed March 20, 2012, and Amendment No. 2, filed March 29, 2012, the "Reorganization Registration Statement"). The prospectus of A&B Holdings included in the Reorganization Registration Statement also constitutes a proxy statement of the Company with respect to the Reorganization (the "Reorganization Proxy Statement/Prospectus") pursuant to which proxies in favor of the Reorganization will be solicited by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Commission concur in certain opinions and conclusions set forth below under Part III (beginning on page 16) that we have reached on the basis of prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, and the rules and forms promulgated under each. We also hereby request the Staff's confirmation that A&B Holdings may rely on the Staff's concurrence to the same extent as the Company.

I. THE COMPANY, A&B HOLDINGS AND MERGERCO

The Company was founded in 1870, incorporated under the laws of the Territory of Hawaii in 1900 and has been an Exchange Act registrant since 1965. The Company has filed all reports required to be filed under Section 13(a) of the Exchange Act.

The Company's authorized capital stock consists of 150,000,000 shares of Company Common Stock, of which 42,194,414 shares were issued and outstanding as of March 27, 2012. The Company Common Stock is listed on the New York Stock Exchange (the "NYSE") and is registered pursuant to Section 12(b) of the Exchange Act. As of March 27, 2012, there were approximately 2,897 registered holders of record of the Company Common Stock.

The Company maintains and sponsors various stock-based compensation plans, including the Alexander & Baldwin, Inc. 2007 Incentive Compensation Plan, as amended, the A&B 1998 Stock Option/Stock Incentive Plan, as amended, the A&B 1998 Non-Employee Director Stock Option Plan and the Restricted Stock Bonus Plan (all of these plans are collectively referred to herein as the "Stock-Based Benefit Plans"). The securities to be offered under the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8 (Registration Statement Nos. 333-121194, 333-142384 and 333-166539) (the "Stock-Based Benefit Plan Registration Statements").

The Company does not have any outstanding debt securities or obligations under the Exchange Act with respect thereto. The Company Common Stock is the only class of the Company's securities outstanding and the only class of the Company's securities for which the Company has reporting obligations under the Exchange Act.

To facilitate the Reorganization, the Company formed A&B Holdings as a wholly-owned subsidiary of the Company and MergerCo as a wholly-owned subsidiary of A&B Holdings. Prior to the Reorganization, neither A&B Holdings nor MergerCo will have any assets or liabilities other than those nominal assets and liabilities relating to their formation and their participation in the Reorganization, nor will either A&B Holdings or MergerCo engage in any business activities other than those related to their participation in the Reorganization.

II. THE REORGANIZATION

A. The Reorganization.

The Reorganization is to be effected pursuant to the following steps:

(i) The Company formed A&B Holdings as a new, wholly-owned, direct subsidiary, incorporated in Hawaii.

(ii) A&B Holdings formed MergerCo as a new, wholly-owned direct subsidiary, incorporated in Hawaii.

(iii) The Company, A&B Holdings and MergerCo entered into an agreement and plan of merger (the "Merger Agreement"), dated as of February 13, 2012.

(iv) Following adoption of the Merger Agreement and approval of the Merger by the shareholders of the Company, MergerCo will merge with and into the Company pursuant to Section 414-311 of the Hawaii Business Corporation Act (the "HBCA"), with the Company being the Surviving Company.

Promptly following consummation of the Merger, the Company will convert into a limited liability company pursuant to the Hawaii conversion statute and then will distribute the stock of Matson to A&B Holdings, making Matson a direct subsidiary of A&B Holdings. See Exhibits A and B hereto for a diagram of the Company's basic corporate structure before and after the Reorganization.

B. Conditions.

The Merger Agreement provides that consummation of the Reorganization is conditioned upon:

(i) the declaration by the Commission of the effectiveness of the Reorganization Registration Statement and the absence of any stop order in respect of the Reorganization Registration Statement or proceeding seeking a stop order by the Commission;

(ii) approval of the Merger Agreement by the requisite vote of shareholders of the Company in accordance with the HBCA;

(iii) the approval by the NYSE of the listing of the A&B Holdings Common Stock to be issued or reserved for issuance in connection with the Reorganization[1];

(iv) the absence of any order or proceeding that would prohibit or make illegal completion of the Reorganization;

(v) the issuance by the Internal Revenue Service to the Company of a private letter ruling, in form and substance reasonably satisfactory to the Company, indicating that holders of Company Common Stock will not recognize gain or loss for United States federal income tax purposes as a result of the transactions contemplated by the Merger Agreement;

(vi) the receipt by the Company, in form and substance satisfactory to it, of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to the material U.S. federal income tax consequences of the Reorganization to the shareholders of the Company; and

(vii) the receipt or making, as applicable, of all material approvals, licenses and certifications from, and notifications and filings to, governmental entities and non-governmental third parties.

C. Conversion of Shares.

The Merger Agreement provides that, at the time (the "Effective Time") the Merger of the Company with MergerCo becomes effective:

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[1] In connection with the Reorganization, the Company intends to file with the NYSE a Subsequent Listing Application in respect of the A&B Holdings Common Stock.

(i) each share of Company Common Stock outstanding will automatically be converted into one share of A&B Holdings Common Stock (subject to dissenters' rights under the HBCA in connection with the Merger);

(ii) the MergerCo common stock held by A&B Holdings will automatically be converted into and thereafter represent, 100% of the common stock of the Surviving Company; and

(iii) each share of A&B Holdings Common Stock held by the Company will, by virtue of the Reorganization and without any action of the Company, be cancelled and no consideration will be delivered in respect thereof.

At the Effective Time, the Stock-Based Benefit Plans will be assumed by A&B Holdings pursuant to resolutions of the Company's board of directors and A&B Holdings' board of directors and A&B Holdings will become the successor issuer under those plans. Following such assumption of the Stock-Based Benefit Plans, A&B Holdings Common Stock will be issued upon the exercise of any options, the vesting of any restricted stock or restricted stock units or the settlement of any other stock-based awards and otherwise to reflect appropriately the substitution of A&B Holdings Common Stock for Company Common Stock. A&B Holdings and the Company will execute and deliver such documents, and make such amendments to the Stock-Based Benefit Plans as necessary or appropriate to effect the assumption of the Stock-Based Benefit Plans by A&B Holdings as the successor issuer. The amendments, however, will not materially alter any of the benefits accruing to participants under the Stock-Based Benefit Plans. To the extent that there are any unsold securities under any of the Company's registration statements that will not be adopted by A&B Holdings pursuant to Rule 414 under the Securities Act ("Rule 414"), including any registration statements on Form S-8 (other than the Stock-Based Benefit Plan Registration Statements), the Company will file post-effective amendments to such registration statements terminating the offering thereof and removing such unsold securities therefrom prior to the Effective Time.

D. Effect of Reorganization.

At the Effective Time, the separate existence of MergerCo will cease, the Company will continue as the Surviving Company of the Merger and will possess all the rights, privileges, powers and franchises of a public and private nature, and be subject to all the restrictions, disabilities and duties, of each of MergerCo and the Company, and all debts, liabilities and duties of MergerCo and the Company, respectively, will thenceforth attach to the Company as the Surviving Company, and may be enforced against it to the same extent as if said debts, liabilities and duties

had been incurred or contracted by it, all as provided under Section 414-316 of the HBCA.

Generally, for U.S. federal income tax purposes, no gain or loss will be recognized by shareholders of the Company upon the conversion of Company Common Stock into A&B Holdings Common Stock pursuant to the Merger.

E. Articles of Incorporation and Bylaws; Capital Stock.

Except as described in this paragraph and in connection with the Jones Act (as described in Part II, I), A&B Holdings' Amended and Restated Articles of Incorporation to be adopted prior to the Effective Time (the "A&B Holdings Charter") and Amended and Restated Bylaws to be adopted prior to the Effective Time (the "A&B Holdings Bylaws," and together with the A&B Holdings Charter, the "A&B Holdings Organizational Documents") will be substantially similar in all material respects to, and contain provisions that provide substantially similar rights and protections for A&B Holdings' shareholders as those they currently have under, the Company's Restated Articles of Association, as amended (the "Company Charter"), and Revised Bylaws, as amended (the "Company Bylaws," and together with the Company Charter, the "Company Organizational Documents"), including the same voting, dividend and other rights as those held by the holders of Company Common Stock. The A&B Holdings Organizational Documents were drafted to conform to amendments to the laws governing Hawaii corporations that went into effect after the Company Organizational Documents. The changes in applicable law will require the following changes to be reflected in the A&B Holdings Organizational Documents: (i) certain modifications to the indemnification and limitations on liability provisions of the A&B Holdings Charter to conform the permissible scope of such provisions to the prescriptions in the HBCA, (ii) a right of shareholders who hold at least 10 percent of A&B Holdings Common Stock to call a special meeting of shareholders, (iii) the right of shareholders to act by unanimous written consent, (iv) the election of directors by a plurality of votes cast unless a different voting requirement is set forth in the articles of incorporation, (v) the right of shareholders to fill vacancies on the board of directors, (vi) the right of shareholders to remove directors with or without cause, and (vii) the elimination of a bylaw provision permitting the directors to elect to classify the board of directors. Other than the changes made in connection with the Jones Act, the only other material differences between the A&B Holdings Organizational Documents and the Company Organizational Documents are the names of the entities, updated information regarding the registered agent, the incorporator, the initial number of directors, other updated references and certain dates.

The Company expects that the A&B Holdings Common Stock will trade on the NYSE, as does the Company Common Stock currently, under a new name but under the same trading symbol ("ALEX") as the Company Common Stock currently trades.

F. Directors and Executive Officers of A&B Holdings; Committees of the A&B Holdings Board.

It is contemplated that at the Effective Time the A&B Holdings board of directors (the "A&B Holdings Board") will consist of the same individuals who constitute the board of directors of the Company (the "Company Board") immediately before the Effective Time, with their respective terms as directors of A&B Holdings expiring when their respective terms as directors of the Company would have expired. The A&B Holdings Board will establish the same committees as the Company Board, and each committee of the A&B Holdings Board will be composed of the same directors as the corresponding committee of the Company Board. Each committee of the A&B Holdings Board will have a charter that is substantially identical to the charter of the corresponding committee of the Company Board prior to the Effective Time.

The individuals who are executive officers of the Company immediately before the Effective Time will be the only executive officers of A&B Holdings immediately following the Effective Time, holding corresponding offices. In particular, the Chief Executive Officer of the Company will continue as the Chief Executive Officer of A&B Holdings.

G. Business of A&B Holdings; Federal Securities Laws Applicable to A&B Holdings.

From its inception and prior to the Reorganization, A&B Holdings has not, and will not, conduct any business and has not had, and will not have, any assets, liabilities or operations other than those nominal assets, liabilities and operations related to its formation and participation in the Reorganization. The Company will continue to engage in its present business as a continuing corporation, and all of its contractual, employment and other business relationships will generally continue unaffected by the Reorganization, except that following the Effective Time, the Company intends to continue to pursue the Separation (as described below) and its executive management team and certain corporate-level employees may become employees of A&B Holdings.

The consolidated assets and liabilities of A&B Holdings and its subsidiaries immediately following the Effective Time will be the same as the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective

Time. Deloitte & Touche LLP, the Company's independent auditors, will serve as the independent auditors of A&B Holdings and its subsidiaries after the Effective Time.

Following the Reorganization, A&B Holdings will continue to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act. In addition, A&B Holdings will be required to file proxy and information statements under the Exchange Act. Finally, A&B Holdings will continue to be subject to the corporate governance requirements of the NYSE and the Sarbanes-Oxley Act of 2002.

H. The Separation

On December 1, 2011, the Company publicly announced its intention to pursue a separation of the Company (the "Separation") into two independent, publicly-traded companies (one company comprising the Company's real estate and agriculture businesses ("SpinCo") and the other comprising the Company's transportation business). The Company has evaluated various alternative methods to segregate the assets of its different businesses and, ultimately, to effectuate the Separation. As a large number of parcels of real estate are owned at the parent company level (i.e., owned by the Company directly), the Company has determined that it would be desirable, prior to the Separation, to reorganize into a holding company structure. The Reorganization will allow the Company to organize and segregate the assets of its different businesses in an efficient manner in advance of the Separation and will facilitate the third party and governmental consents and approvals process. Although the Company could implement the Separation without the Reorganization and the attendant succession issues addressed herein, doing so would require transferring title to approximately 65,000 acres of real property and numerous associated permits, which would be a complex undertaking, result in significant transaction costs and result in substantial delays in consummating the Separation.

For the reasons described under Part II, I relating to the Jones Act, the Company has determined to proceed with the Reorganization regardless of whether it ultimately consummates the Separation, and the Company intends to pursue the Separation under an alternative structure in the event the Reorganization is not consummated. Therefore, although the Reorganization will facilitate the Separation, the Company intends to pursue each independent of the other.

We do not believe the fact that the Reorganization may be followed by the Separation should adversely affect A&B Holdings recognition as a successor to the Company. The Company expects that the consummation of the Separation will

occur some time after the consummation of the Reorganization (as few as three weeks, as described below), but the Separation may not occur at all. The consummation of the Separation is subject to various conditions and contingencies, including, among others, certain financing conditions and final approval from the Company's board of directors. Therefore, for a period of weeks and perhaps indefinitely and assuming no extraordinary events other than the contemplated Separation, A&B Holdings would conduct all of the operations currently conducted by the Company and its subsidiaries with the same consolidated assets, liabilities, operations and financial condition of the Company immediately prior to the Reorganization.

In addition to the various conditions and contingencies referred to above, there are a number of practical and technical matters that impact the timing of the Separation. These other factors include (i) the requirement to provide the NYSE with 10 days prior notice of the record date for the distribution of shares (pursuant to which the Separation will be accomplished), (ii) practical considerations concerning the need for sufficient time between the record date and the distribution date and (iii) accounting, human resources and other practical implementation matters that make it desirable to have the Separation occur at the end of a month. If the Company holds its annual meeting in mid-May, as currently anticipated, and the Reorganization is approved by shareholders, the Company would expect to consummate the Merger in early June. If, at that time, the various conditions to consummating the Separation appear likely to be satisfied, the Company can target consummating the Separation at the end of June. However, any one of the many contingencies noted above could cause the Company to be unable to be in a position in early June to plan for an end of June consummation, in which case the Company would next anticipate an end of July consummation (or, failing that, an end of August consummation, and so on).

The Company is preparing, and will mail to its shareholders at the appropriate times, separate disclosure documents related to the Reorganization and the Separation, respectively. The Reorganization Proxy Statement/Prospectus will include none of the disclosure to shareholders that is customary or required in connection with a transaction similar to the Separation. Proxies from the shareholders are being solicited solely with respect to the Reorganization; shareholders are not being asked to vote on the Separation. Rather, with respect to the Separation, SpinCo will file with the Commission an information statement under cover of Form 10 (and such information statement will be mailed to the Company's shareholders), which will include such information as is customary and required in connection with the Separation. This information will include, among other things, a detailed description of the Separation, the businesses, assets and liabilities of SpinCo, historical financial statements of the businesses comprising

SpinCo and pro forma financial statements of SpinCo giving effect to the Separation. The Company filed the initial Form 10 on April 2, 2012. It is our opinion that the Separation will be implemented in accordance with the provisions of Staff Legal Bulletin No. 4 and, therefore, will not require registration under the Securities Act.

Further, no later than four business days after the consummation of the Separation, A&B Holdings will file with the Commission a Current Report on Form 8-K under Items 2.01 and 9.01 thereof that will include, among other things, pro forma financial statements of A&B Holdings giving effect to the Separation. In addition to this required Form 8-K, the Company filed a Form 8-K on April 2, 2012 containing pro forma financial statements of A&B Holdings giving effect to the Separation (these pro formas relate to 2011, whereas the Form 8-K filed following consummation of the Separation would be expected to include pro forma financial statements for the relevant quarterly periods). The Company also will hold an "investor day" event on April 11, 2012, at which it would discuss the business of A&B Holdings after Separation and the business of SpinCo. Materials used for this event will be furnished on Form 8-K and posted on the investor relations page of the Company's website. The information that will be available concerning A&B Holdings, SpinCo and the Separation will be identical in form and scope to the information that would have been available with respect to the Company, SpinCo and the Separation if the Company had pursued the Separation without first effectuating the Reorganization.

On the basis of the foregoing, and the matters described in Part II, I, we believe the Reorganization should be viewed independently of the Separation for purposes of considering the relief requested in this letter. The Staff has concurred in circumstances where a holding company reorganization was followed by a second transaction but in which the transactions at issue were more closely related than the Reorganization and the Separation. *See Jazz Pharmaceuticals, Inc.* (available January 12, 2012) and *GrafTech International Ltd.* (available November 4, 2010). In each of the foregoing letters, the registrants were seeking relief from the Staff with respect to separate but inextricably related transactions that would not occur but for the other and which were described to the shareholders in a single disclosure document. As discussed above, the Company has determined to proceed with the Reorganization and the Separation independent of each other, and a description of the Reorganization and the Separation will be disclosed to the Company's shareholders in separate disclosure documents.

Moreover, viewing the Reorganization independently of the Separation is consistent with the Staff's approach in *Reliant Energy, Inc.* (available December 21, 2001). Reliant Energy was seeking shareholder approval of a holding company reorganization (and seeking no-action relief on various succession matters) and had a

"business separation plan" approved by its regulator (under the applicable electric utility restructuring law) to separate into two publicly traded companies. Although the spinco in *Reliant Energy* had completed an initial public offering of approximately 20% of its common stock prior to the holding company reorganization, we do not believe that impacted the analysis. Reliant Energy stated that the holding company:

> "intends to distribute its ownership of [spinco] to its shareholders, subject to receipt of a favorable IRS ruling and final action by its board of directors. Reliant owns approximately 80% of the outstanding common stock of [spinco]. Each holder of [holding company] Common Stock on the spin-off record date will receive his pro rata share of the common stock of [spinco] owned by Reliant. It is currently anticipated that the spin-off will happen at some time after the Merger, perhaps immediately after the Merger. Shareholder approval of the spin-off is not required under applicable law or otherwise."

The facts in *Reliant Energy* are substantially similar to the Reorganization and the Separation proposed by the Company. *See, also, Central Maine Power Co.* (available October 28, 1998) (holding company reorganization where the company had previously announced an agreement to sell its generation assets and such divestiture was required by the applicable electric utility restructuring law).

When the Reorganization is viewed independently from the Separation, the relief requested in this letter with respect to A&B Holdings, and its status as a successor to the Company, is within the scope of relief previously granted by the Staff in the prior no-action letters cited in Part III. If the relief requested with respect to A&B Holdings is granted and it may be considered a successor to the Company for the purposes described, no further relief is necessary for the Separation.

I. Jones Act

General

In addition to helping facilitate the Separation (as described above), the Reorganization is being undertaken to help preserve the Company's status as a U.S. Citizen within the meaning of the Jones Act. The Jones Act requires, among other things, vessels engaged in coastwise trade in U.S. territorial waters to be owned and managed by U.S. Citizens (as determined by these laws) and to be built in and registered under the laws of the United States. The effect of the Reorganization will be to replace shares of the Company that are not subject to any transfer or ownership

restrictions with shares of A&B Holdings Common Stock that will be subject to certain transfer and ownership restrictions (the "Maritime Restrictions") to ensure that at least 78%[2] of the outstanding shares of A&B Holdings (as the successor to the Company as a publicly held corporation) are U.S. Citizens within the meaning of the Jones Act.

Violations of the Jones Act could result in the Company's ineligibility to engage in coastwise trade, the imposition of substantial penalties against the Company and/or the inability of the Company's vessels to be registered in the United States, each of which could have a material adverse effect on the Company's operating results. The Company believes that it is currently in compliance with the ownership restrictions imposed by the Jones Act and believes that the percentage of outstanding shares of Company Common Stock currently held by non-U.S. Citizens is well below the 22% maximum level under the Maritime Restrictions. Thus, it is not expected that the Reorganization will require any action to be taken under the Maritime Restrictions at the Effective Time.

Certain ownership and transfer restrictions will be included in the A&B Holdings Charter and a legend will be printed on any certificates representing the A&B Holdings Common Stock (or, in the case of uncertificated shares, a written notice containing the information set forth in the legend will be sent to the record holders). Under 414-88 of the HBCA, a Hawaii corporation is permitted to impose written restrictions on the transfer, or registration of transfer, of its securities to, among other things, "maintain the corporation's status when it is dependent on the number or identity of its shareholders" or "for any other reasonable purpose," if the restrictions are noted conspicuously on the front or back of the share certificate (or, in the case of uncertificated shares, are contained in a notice sent to the record holders) or the person against whom the restrictions are sought to be enforced has knowledge of the restrictions. However, no such restriction is binding with respect to securities issued prior to such restriction's adoption unless the holders of those securities are party to an agreement or voted in favor of the restriction. Thus, if the Company were to seek to effect the Maritime Restrictions by submitting for shareholder approval an amendment to the A&B Charter, and such amendment were approved, the Maritime Restrictions would not bind the shares of Company Common

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2 The Jones Act requires a company engaged in coastwise trade to be at least 75% owned by U.S. Citizens; however, it is customary for companies to set a higher U.S. Citizen ownership percentage of between 75.01% and 80.1% to prevent inadvertent violations of the Jones Act. *See* GulfMark Offshore, Inc. (78%), Horizon Lines, Inc. (80.1%), Global Industries, Ltd. (77%), Seacor Holdings Inc. (77.5%), Tidewater Inc. (76%) and Trico Marine Services, Inc. (75.01%).

Stock held at the time of the amendment by holders who did not vote in favor of the amendment.

In contrast, however, the consummation of the Reorganization pursuant to a merger under Section 414-311 of the HBCA will result in the conversion of the Company Common Stock into newly issued shares of A&B Holdings Common Stock, with the effect that all holders of A&B Holdings Common Stock will be subject to the Maritime Restrictions.

Monitoring Ownership Levels

Following the Reorganization, holders of A&B Holdings Common Stock will be required to certify their citizenship status and this will be recorded by the transfer agent for the A&B Holdings Common Stock and noted on each certificate representing shares. In the case of a transfer of shares, the transferee will also be required to certify its citizenship status. In each case, the transfer agent will provide periodic updates to A&B Holdings regarding the percentage of shares held by non-U.S. Citizens.

In the case of beneficial holders of A&B Holdings Common Stock who hold their shares in "street name," A&B intends to use the protocol established by the Depository Trust Company ("DTC"), known as a SEG-100 account, to monitor the citizenship status of such holders. This protocol is widely used by public companies subject to the Jones Act with transfer restrictions similar to the Maritime Restrictions.[3] Upon the establishment of a SEG-100 account for the A&B Holdings Common Stock, DTC participants or brokers will be required to report periodically to DTC the number of shares of A&B Holdings Common Stock held on behalf of their non-U.S. customers. This information will then be reported by DTC to the transfer agent. The transfer agent in turn will report this information to A&B Holdings.

Summary of Maritime Restrictions

The Maritime Restrictions summarized below will be effective from and after the Effective Time.

Restriction on Transfers of Excess Shares

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3 *See, e.g.*, GulfMark Offshore, Inc., Horizon Lines, Inc., Seacor Holdings Inc. and Trico Marine Services, Inc.

The A&B Holdings Charter will provide that any purported transfer of any shares of A&B Holdings Common Stock that would result in the ownership (of record or beneficially) or control of shares of A&B Holdings Common Stock in excess of 22% (as such percentage may be amended from time to time as a result of changes in the Jones Act or other applicable law, the "Maximum Permitted Percentage") in the aggregate by one or more persons who is not a U.S. Citizen will be void and ineffective. This provision may not be waived by A&B Holdings.

Additional Remedies for Exceeding the Maximum Permitted Percentage

The A&B Holdings Charter also will provide that if any transfer (in the event the restrictions voiding purported transfers described above would be ineffective for any reason), change in citizenship of a shareholder or original issuance of shares of A&B Holdings Common Stock to a non-U.S. Citizen (each, a "Restricted Event") would otherwise result in the number of shares of A&B Holdings Common Stock owned (of record or beneficially) or controlled by non-U.S. Citizens to exceed the Maximum Permitted Percentage in the aggregate, such Restricted Event will cause such shares owned (of record or beneficially) or controlled by non-U.S. Citizens in excess of the Maximum Permitted Percentage (the "Excess Shares") to be automatically transferred to a trust for the exclusive benefit of a charitable beneficiary that is a U.S. Citizen. The proposed recipient of Excess Shares in the Restricted Event (the "Restricted Person") will not acquire any rights in the Excess Shares transferred to the trust. The trust transfer provisions described in this section may not be waived by A&B Holdings.

The automatic transfer will be deemed to be effective as of immediately before the consummation of the Restricted Event. The Excess Shares held in the trust will remain issued and outstanding shares. The trustee of the trust (and not the Restricted Person), who will be a U.S. Citizen chosen by A&B Holdings and unaffiliated with A&B Holdings or any Restricted Person, will have all voting rights and rights to dividends or other distributions with respect to the Excess Shares held in the trust for the exclusive benefit of the charitable beneficiary of such trust. The trustee of the trust may rescind as void any vote given by a Restricted Person and revoke any proxy given by such Restricted Person with respect to Excess Shares and recast such vote or resubmit such proxy, unless prohibited from doing so by applicable law or A&B Holdings has already taken corporate action in respect of which such vote was cast or proxy was given.

Within 20 days of receiving notice from A&B Holdings that Excess Shares have been transferred to the trust, the trustee will sell the Excess Shares to a U.S. Citizen designated by the trustee (which may include A&B Holdings in accordance with the procedures described below). Upon the sale, the interest of the charitable

beneficiary in the Excess Shares sold will terminate and the trustee will distribute the net proceeds of the sale (and any dividends or other distributions received by the trust in respect of the Excess Shares) to the Restricted Person and to the charitable beneficiary as follows:

- The Restricted Person will receive an amount (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the trust) equal to the lesser of (i) the price paid by the Restricted Person for the shares in connection with the Restricted Event or, if the Restricted Person did not give value for the shares in connection with the Restricted Event (e.g., a gift, devise or other similar transaction or change in citizenship status), the fair market value (determined in accordance with the formula set forth in the A&B Holdings Charter) of the shares on the date of the Restricted Event and (ii) the price received by the trustee from the sale of the shares.

- Any net sale proceeds in excess of the amount payable to the Restricted Person and any dividends or other distributions received by the trust in respect of the Excess Shares will be promptly paid to the charitable beneficiary.

The Excess Shares held in the trust will be deemed to have been offered for sale to A&B Holdings at a price equal to the lesser of (i) the fair market value of the Excess Shares on the date A&B Holdings accepts the offer and (ii) the price paid by the Restricted Person in connection with the Restricted Event (or, in the case of a gift, devise or other similar transaction or change in citizenship status, the fair market value on the date of the Restricted Event). A&B Holdings will have the right to accept the offer until the trustee has sold the Excess Shares.

Redemption of Excess Shares

To the extent that the above trust transfer provisions would be ineffective for any reason, the A&B Holdings Charter will provide that, to prevent the percentage of the shares of A&B Holdings Common Stock owned (of record or beneficially) or controlled by non-U.S. Citizens from exceeding the Maximum Permitted Percentage, A&B Holdings, by action of its board of directors, in its sole discretion, will have the power (but not the obligation) to redeem all or any portion of such Excess Shares, unless such redemption is not permitted under applicable law.

Until such Excess Shares are redeemed or no longer constitute Excess Shares, the Restricted Persons owning such shares will not be entitled to any voting rights with respect to such shares and A&B Holdings will pay any dividends or distributions with respect to such shares into an escrow account. Full voting,

distribution and dividend rights will be restored to such Excess Shares (and any dividends or distributions paid into an escrow account will be paid to holders of record of such shares), promptly after the time and to the extent the A&B Holdings Board of Directors determines that such shares no longer constitute Excess Shares, unless such shares have already been redeemed by A&B Holdings.

If the A&B Holdings Board of Directors determines to redeem Excess Shares, the redemption price of such Excess Shares will be an amount equal to (i) the lesser of (x) the fair market value of the Excess Shares on the redemption date and (y) the price paid by the Restricted Person in connection with the Restricted Event (or, in the case of a gift, devise or other similar transaction or change in citizenship status, the fair market value on the date of the Restricted Event), minus (ii) any dividends or distributions received by such Restricted Person with respect to such Excess Shares prior to and including the date of such redemption instead of being paid into the escrow account. A&B Holdings may pay the redemption price in cash or by the issuance of a promissory note with a maturity of up to 10 years and bearing interest at a fixed rate equal to the yield on the U.S. Treasury Note of comparable maturity, as determined by its board of directors in its discretion. Upon redemption, any dividends or distributions paid into the escrow account with respect to such redeemed shares will be paid by the escrow agent for such account to a charitable organization that is a U.S. Citizen designated by A&B Holdings, net of any taxes and other costs and expenses of the escrow agent.

Management Citizenship Requirements

In addition to the Maritime Restrictions, to further ensure compliance with the Jones Act, the A&B Holdings Bylaws will require that (i) A&B Holdings' Chairman of the Board and chief executive officer, by whatever title, be U.S. citizens; (ii) not more than a minority of the minimum number of directors of the A&B Holdings Board of Directors necessary to constitute a quorum of the A&B Holdings Board of Directors (or such other portion as the A&B Holdings Board of Directors may determine to be necessary to comply with the applicable U.S. maritime and vessel documentation laws) be non-U.S. citizens; and (iii) not more than a minority of the minimum number of directors of any committee of the A&B Holdings Board of Directors necessary to constitute a quorum of such committee (or such other portion as the A&B Holdings Board of Directors may determine to be necessary to comply with the applicable U.S. maritime and vessel documentation laws) be non-U.S. citizens.

III. REQUEST

On behalf of the Company, we hereby respectfully request that the Staff concur in each of the following conclusions and opinions, which are discussed more fully below, and that the Staff confirm that A&B Holdings may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company:

A. Rules 12g-3(a) and 12b-2. The Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the A&B Holdings Common Stock will be deemed to be registered under the Exchange Act by operation of Rule 12g-3(a) upon the filing of the Form 8-K containing the requisite statements on which reliance on Rule 12g-3(a) is conditioned. Further, as a result of the Reorganization, A&B Holdings will be deemed a "large accelerated filer" for purposes of Rule 12b-2 of the Exchange Act.

B. Rule 414. After the Effective Time, A&B Holdings will constitute a "successor issuer" of the Company for purposes of Rule 414 and, upon the filing of post-effective amendments thereto expressly adopting such Stock-Based Benefit Plan Registration Statements as its own, to permit A&B Holdings to continue offerings registered thereby as contemplated by Rule 414.

C. Forms S-3, S-4 and S-8. A&B Holdings may include the reporting history of the Company in determining whether A&B Holdings meets the eligibility requirements for the use of registration statements under the Securities Act following the Reorganization, including Forms S-3, S-4 and S-8.

D. Rule 144(c)(1) and (e). The Company's prior reports and the average weekly trading volume in the Company Common Stock may be taken into account in determining A&B Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act and the volume limitations under Rule 144(e) under the Securities Act.

E. Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A. Certain information required by Form S-4 may be omitted from the Reorganization Proxy Statement/Prospectus to the extent such information is not required to be provided under Item 14 of Schedule 14A pursuant to Instruction 4 of Item 14 of Schedule 14A.

F. Section 4(3) and Rule 174. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to A&B Holdings after the Reorganization.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including reorganization transactions similar to the Reorganization. *See generally MGP Ingredients, Inc.* (available October 11, 2011), *Interactive Intelligence, Inc.* (available April 27, 2011), *HCA Inc.* (available November 22, 2010), *Dress Barn, Inc.* (available August 13, 2010), *GulfMark Offshore, Inc.* (available January 11, 2010), *MF Global Ltd.* (available December 15, 2009), *Tim Hortons Inc.* (available September 9, 2009), *Weatherford International Ltd.* (available January 14, 2009), *Willbros Group, Inc.* (available February 27, 2009), *Pediatrix Medical Group, Inc.* (available December 22, 2008), *Otter Tail Corporation* (available December 19, 2008), *Mentor Corporation* (available September 26, 2008), *Dollar Tree Stores, Inc.* (available February 20, 2008), *InterDigital Communications Corporation* (available June 25, 2007), *Mercer International, Inc.* (available December 12, 2005), *Reliant Energy, Inc., supra, T. Rowe Price Associates, Inc.* (available April 28, 2000), *Central Maine Power Co., supra,* and *Idaho Power Co.* (available March 16, 1998).

IV. DISCUSSION

A. Rules 12g-3(a) and 12b-2.

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the A&B Holdings Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Company Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, unless, upon consummation of the succession (i) such class of securities is exempt from such registration other than by Rule 12g3-2 under the Exchange Act; (ii) all securities of such class are held of record by less than 300 persons; or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80 and following succession the successor would not be required to register such class of securities under Section 12 of the Exchange Act but for such Section.

Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. A&B Holdings intends to file such a Form 8-K promptly following the Effective Time. In addition, a Form 25 will be filed to delist the Company Common Stock from trading on the NYSE.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. While A&B Holdings' acquisition by way of the Reorganization will not be direct, the consolidated assets and liabilities of A&B Holdings immediately after the Reorganization will be the same as those of the Company immediately before the Reorganization. Similarly, the shareholders of the Company immediately before the Reorganization will be the shareholders of A&B Holdings immediately after the Reorganization. Based on our review of the no-action letters listed below, we are of the opinion that the definition of succession and the Staff's interpretation thereof is broad enough to permit reliance on Rule 12g-3 under circumstances similar to those present in the Reorganization. *See, e.g., MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA Inc., supra, Dress Barn, Inc., supra, GulfMark Offshore, Inc. supra, MF Global Ltd., supra, Tim Hortons Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra, InterDigital Communications Corporation, supra, Reliant Energy, Inc., supra, T. Rowe Price Associates, Inc., supra,* and *Central Maine Power Co., supra.*

The Company is a "large accelerated filer" as defined by Rule 12b-2 of the Exchange Act. Because A&B Holdings will be the successor issuer to the Company, we believe A&B Holdings should be deemed a large accelerated filer. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status under Rule 12b-2 of the Exchange Act. *See, e.g., MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, Dress Barn, Inc., supra, GulfMark Offshore, Inc. supra, MF Global Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra,* and *InterDigital Communications Corporation, supra.*

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that upon consummation of the Reorganization, the A&B Holdings Common Stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that A&B Holdings, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

B. Registration Statements and Rule 414.

Rule 414, promulgated under the Securities Act, provides that, if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, a registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the

offering covered by such registration statement, provided that the conditions enumerated in Rule 414 are satisfied. We believe that each of the Stock-Based Benefit Plan Registration Statements relating to the offering, sale and delivery of shares of Company Common Stock pursuant to the Stock-Based Benefit Plans should be deemed to be the registration statement of A&B Holdings as the "successor issuer for the purpose of continuing the respective offering," because the Reorganization will have the effect of changing the Company's "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied by the terms and conditions of the Reorganization, except for the technical satisfaction of paragraph (b), which requires that the successor issuer acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. A&B Holdings will not directly acquire any of the assets or assume any of the liabilities of the Company, except that A&B Holdings will assume the Company's obligations under the Stock-Based Benefit Plans (because they involve the issuance of equity securities), and following the Effective Time, the Company intends to distribute the stock of its wholly-owned subsidiary, Matson, to A&B Holdings. All other assets and liabilities will remain with the Company following the Merger. In keeping with the spirit of Rule 414, A&B Holdings will indirectly have the benefit of such assets and will effectively be subject to such liabilities and obligations by reason of its ownership of all of the stock of the Company. Upon the effectiveness of the Reorganization, the assets, liabilities and shareholders' equity of A&B Holdings, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization. We believe that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414. More importantly, A&B Holdings will file post-effective amendments to the Stock-Based Benefit Plan Registration Statements adopting the Stock-Based Benefit Plan Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the Stock-Based Benefit Plan Registration Statements from being misleading in any material respect, as contemplated by Rule 414(d).

For these reasons, it is our opinion that the Stock-Based Benefit Plan Registration Statements of the Company should be deemed to be the corresponding registration statements of A&B Holdings as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414, and that A&B Holdings may file post-effective amendments to such registration statements as contemplated by Rule 414. We note that the Staff has concurred in similar circumstances with respect to Rule 414. *See, e.g.*, *MGP Ingredients, Inc.*, *supra*, *Interactive Intelligence, Inc.*,

supra, HCA Inc., supra, Dress Barn, Inc., supra, GulfMark Offshore, Inc. supra, Pediatrix Medical Group, Inc., supra, Dollar Tree Stores, Inc., supra, and *Reliant Energy, Inc., supra.*

C. Forms S-3, S-4 and S-8.

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

Pursuant to the Reorganization, A&B Holdings' consolidated assets and liabilities will be the same as the consolidated assets and liabilities of the Company before the Reorganization. Upon consummation of the Reorganization, A&B Holdings will have the same consolidated financial position and total enterprise value as the Company prior to the Reorganization. In addition, the executive management of A&B Holdings following the Reorganization will be the same as the executive management of the Company immediately prior to the Reorganization. In the absence of any economic and substantive consequence, we believe that, following the Reorganization, A&B Holdings should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by A&B Holdings, in determining whether A&B Holdings "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8.

Such a determination would be consistent with relief granted by the Staff in similar circumstances. *See, e.g., MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA Inc., supra, GrafTech International Ltd., supra, Dress Barn, Inc., supra, GulfMark Offshore, Inc. supra, MF Global Ltd., supra, Pediatrix Medical Group, Inc., supra, Dollar Tree Stores, Inc., supra, Reliant Energy Inc., supra,* and *Central Maine Power Co., supra.*

Once again, we do not believe the fact that the Reorganization will be followed by the Separation should change the result in the present circumstances. The available information concerning Holdings, SpinCo and the Separation will be identical in form and scope to the information that would have been made available

about the Company, SpinCo and the Separation if the Company were not pursuing the Reorganization.

Accordingly, we respectfully request that the Staff concur in our opinion that after the Reorganization, A&B Holdings will be entitled to take into account the Company's reporting history prior to the Reorganization in determining whether A&B Holdings (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3," as such phrase is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 under the Securities Act and (iii) "satisfies the registrant requirements for use of Form S-3," as such, phrase is used in the General Instructions of Form S-8.

D. Rule 144(c)(1) and (e).

We recognize that affiliates of A&B Holdings who desire to sell A&B Holdings Common Stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for period of at least 90 days immediately preceding the sale of the securities, (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act during the 12 months preceding such sale (or for such shorter period that it was required to file such reports) and (iv) has submitted electronically and posted on its corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale (or for such shorter period that the issuer was required to submit and post such files).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of A&B Holdings from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that the prior activities of the Company may be taken into account for purposes of determining whether A&B Holdings satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning A&B Holdings would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed and will be timely filed prior to the Reorganization,

including a current report on Form 8-K with respect to the Company's completion of the Reorganization. Similarly, A&B Holdings will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. A&B Holdings will have the same consolidated assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by A&B Holdings. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, A&B Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether A&B Holdings has complied with the public information requirements of Rule 144(c)(1) and thus, A&B Holdings should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if the Company has complied with the requirements of the Rule until the Effective Time. The Staff has taken similar positions in the context of comparable transactions. *See, e.g.*, *MGP Ingredients, Inc.*, *supra*, *Interactive Intelligence, Inc.*, *supra*, *HCA Inc.*, *supra*, *Dress Barn, Inc.*, *supra*, *GulfMark Offshore, Inc. supra*, *MF Global Ltd.*, *supra*, *Pediatrix Medical Group, Inc.*, *supra*, *Mentor Corporation*, *supra*, *Otter Tail Corporation*, *supra*, *Dollar Tree Stores, Inc.*, *supra*, *Reliant Energy, Inc.*, *supra*, *T. Rowe Price Associates, Inc.*, *supra*, and *Central Maine Power Co.*, *supra*.

In addition, because the same number of shares of A&B Holdings Common Stock will be outstanding immediately after the Reorganization as the number of shares of Company Common Stock immediately prior to the Reorganization (subject to dissenters' rights), and because the A&B Holdings Common Stock will represent an investment that is substantially the same as the investment in Company Common Stock for the reasons discussed above, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Reorganization and the average weekly trading volume of Company Common Stock during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of A&B Holdings Common Stock in determining the applicable limitation on the amount of A&B Holdings Common Stock that may be sold in compliance with Rule 144(e)(1). The Staff has taken similar positions in the context of comparable transactions. *See, e.g.*, *MGP Ingredients, Inc.*, *supra*, *Interactive Intelligence, Inc.*, *supra*, *Dress Barn, Inc.*, *supra*, *MF Global Ltd.*, *supra*, *Pediatrix Medical Group, Inc.*, *supra*, *Otter Tail Corporation*, *supra*, *Dollar Tree Stores, Inc.*, *supra*, and *Reliant Energy, Inc.*, *supra*.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether A&B Holdings

has complied with the current public information requirements of Rule 144(c)(1) and the average weekly trading volume in Company Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of A&B Holdings Common Stock that may be sold pursuant to Rule 144(e).

E. Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A.

As noted above, the Reorganization Proxy Statement/Prospectus will be filed by A&B Holdings under cover of the Reorganization Registration Statement on Form S-4. Item 3(d), (e) and (f) and Item 5 of Form S-4 require that a prospectus filed as part of a Registration Statement on Form S-4 include the following disclosures: (a) the selected financial data required by Item 301 of Regulation S-K; (b) the selected financial data required by Item 301 of Regulation S-K prepared on a pro forma basis; (c) the book value per share on a historical and pro forma basis as of the date the selected financial data is presented, and cash dividends and income (loss) per share on an historical and pro forma basis for the periods for which selected financial data is presented; and (d) the pro forma financial information required by Article 11 of Regulation S-X. In addition, Subparts B and C of Part I of Form S-4 require certain historical and other information with respect to the registrant and the company being acquired.

The Staff has previously taken the position that an issuer engaged in the creation of a holding company may omit from its proxy statement/prospectus filed as part of its registration statement on Form S-4 such information as may be omitted pursuant to Instruction 4 to Item 14 of Schedule 14A under the Exchange Act. Item 14 of Schedule 14A requires a registrant engaged in a merger, consolidation, acquisition or similar matter to furnish, among other things, the same information as that required by Item 3(d), (e) and (f), Item 5 and Subparts B and C of Part I (Items 10 through 17) of Form S-4. Instruction 4 to Item 14 of Schedule 14A, however, states that information called for by Items 14(b)(8) through 14(b)(11) and Item 14(c) is not required to be provided for a plan of merger that involves "only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation or spin-off."

In this regard, immediately prior to the Reorganization, A&B Holdings will be a wholly-owned subsidiary of the Company and MergerCo will be an indirect, wholly-owned subsidiary of the Company and no liquidation or spin-off will occur as a result of the Reorganization. As described above, the Reorganization is being contemplated, in part, to help facilitate the Separation. As neither the Reorganization nor the Separation is conditioned on the occurrence of the other, the Separation will

not occur as a result of the Reorganization, nor will it necessarily occur at all after the consummation of the Reorganization. In addition, as described above, the Company is pursuing the Reorganization independently of the Separation in order to help preserve its status as a U.S. Citizen within the meaning of the Jones Act.

The consolidated assets, liabilities, business and operations of A&B Holdings and its subsidiaries immediately after the Effective Time will be the same as the consolidated assets, liabilities, business and operations of the Company and its subsidiaries immediately prior to the Effective Time. Information relating to the Company will be contained or incorporated by reference in the Reorganization Registration Statement. A&B Holdings and MergerCo are being formed specifically to effect the Reorganization and will have no assets, liabilities or operations other than those nominal assets, liabilities and operations related to their formation and participation in the Reorganization. As a result, a presentation of the selected financial data and the selected financial data on a pro forma basis for the Reorganization, as prescribed by Item 301 of Regulation S-K, the book value per share, cash dividends and income (loss) per share on a historical and pro forma basis for the Reorganization and the pro forma financial and other information with respect to the Reorganization required by Subparts B and C of Part I of Form S-4, would not provide any meaningful disclosure as it is the same both before and after the Reorganization and it would, therefore, be unnecessary to include such information in the Reorganization Registration Statement on Form S-4 for the Company's shareholders to make an informed decision relating to the Reorganization. All information necessary for the evaluation of the Reorganization by the shareholders of the Company will be presented in the Reorganization Proxy Statement/Prospectus and such disclosure will be in compliance with the general disclosure requirements of Form S-4 and Schedule 14A.

Accordingly, we respectfully request that the Staff concur in our opinion that the Company and A&B Holdings may omit from the Reorganization Proxy Statement/Prospectus such information as may be omitted pursuant to Instruction 4 of Item 14 of Schedule 14A under the Exchange Act. The Staff has taken similar positions with respect to the required contents of a Form S-4 in contexts similar to the Reorganization. *See, e.g., Dress Barn, Inc., supra, Mercer International Inc., supra, T. Rowe Price Associates, Inc., supra,* and *Idaho Power Co., supra.*

F. Section 4(3) Prospectus Delivery Requirements.

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. A&B Holdings will have the same consolidated assets, liabilities, business and operations as the Company immediately before the Effective Time and will be the successor to the Company. The Company has been a

reporting company under the Exchange Act since 1965, and A&B Holdings, as the successor to the Company, will assume the Company's reporting status after the Effective Time. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). *See, e.g., Interactive Intelligence, Inc., Dress Barn, Inc., supra, GulfMark Offshore, Inc., supra, MF Global Ltd., supra, Tim Hortons Inc., supra, Pediatrix Medical Group, Inc., supra, Mercer International, Inc., supra, Mentor Corporation, supra,* and *Reliant Energy, Inc., supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that A&B Holdings will be deemed an Exchange Act reporting company and that dealers of A&B Holdings Common Stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Securities Act.

V. CONCLUSION

On behalf of the Company, we respectfully request the concurrence of the Staff in each of the conclusions and opinions listed in Part III. We also request that the Staff confirm that A&B Holdings may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company. Because the Company will not proceed with the Reorganization (other than filing the Reorganization Registration Statement) until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our conclusions, opinions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (202) 371-7233. Please indicate your receipt of this letter by sending a reply email to marc.gerber@skadden.com.

Very truly yours,



Marc S. Gerber

Exhibit A – Current Structure (Simplified)


Public Stockholders
Alexander & Baldwin, Inc.
Matson Subs
Landco Assets
Landco Subs
Alexander & Baldwin Holdings, Inc.
A&B Merger Corp.

- "Landco" refers to subsidiaries or assets relating to Alexander & Baldwin's real estate development, real estate leasing and agriculture businesses
- Alexander & Baldwin Holdings, Inc. and A&B Merger Corp. are new entities formed solely for purposes of the holding company reorganization

Exhibit B – Post-Holding Company Reorganization Structure (Simplified)


Public Stockholders
Alexander & Baldwin Holdings, Inc.
Matson Subs
Alexander & Baldwin, LLC
Landco Assets
Landco Subs

- A&B Merger Corp. merges into Alexander & Baldwin, Inc., with Alexander & Baldwin, Inc. surviving as a wholly owned subsidy of Alexander & Baldwin Holdings, Inc.

- Following the holding company merger, (1) Alexander & Baldwin, Inc. converts into Alexander & Baldwin, LLC pursuant to the Hawaii conversion statute and (2) Alexander & Baldwin, LLC distributes the stock of Matson to Alexander & Baldwin Holdings, Inc. so that Matson is a direct subsidiary of Alexander & Baldwin Holdings, Inc.